UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 333-205203

L&S Light & Strong, Ltd.

(Translation of registrant's name into English)

Haadom St. Kanot Industrial Zone, POB 7042 Gedera, Israel, 7070000 Tel: (011) (972) 8-931-6232

  (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Appointment of Director

On April 7, 2016, the Board of Directors of the Registrant approved the appointment of Mr. Yair Ramati to its Board of Directors. Mr. Ramati will replace Mr. Gal Erez as Chairman of the Board. Mr. Erez will continue to serve as a Director of the Registrant.

From 2012 through 2015, Mr. Ramati, age 61, served as the Director of the Missile Defense Program at the Israeli Ministry of Defense, the governmental agency in charge of the development, production and delivery of the missile defense systems of the State of Israel. From 2006 through 2011, Mr. Ramati served as Corporate Vice President Marketing for Israel Aerospace Industries Ltd., Israel’s government-owned defense and aerospace company.

Mr. Ramati earned a B.Sc. in Aeronautical Engineering in 1976 from the Technion, Israel Institute of Technology, and a M.Sc. in Aeronautical Engineering in 1982 from the Technion, Israel Institute of Technology.

In connection with Mr. Ramati’s appointment as Chairman of the Board of Directors, the Registrant entered into an at-will director’s agreement with Mr. Ramati, the terms of which include the following:

•	Mr. Ramati will receive NIS 10,000 monthly for his services as Chairman.

•	In the event that the Registrant will raise $5,000,000 in financing, the monthly payments to Mr. Ramati will increase to NIS 15,000.

•	In the event that the Registrant will raise an additional $2,500,000 in financing, the monthly payments to Mr. Ramati will increase to NIS 20,000.

•

The Registrant will grant Mr. Ramati options to purchase 1,903,796 shares of the Registrant’s ordinary shares, at an exercise price equal to $0 per share, with vesting tied to registration of the Registrant's shares for trading in the U.S. and certain capital raising milestones.

There are no family relationships between any of our Directors or executive officers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

L&S Light & Strong, Ltd.
By:	/s/ Uri Orbach
Name: Uri Orbach
Title: Chief Executive Officer and Acting Chief Financial Officer

Date: April 7, 2016